Exhibit 99.5

Disclosure of Transactions in Own Shares

Paris, July 10, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 26, 2023, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from July 3rd to July 7th, 2023:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
03/07/2023	351,885	53.681874	18,889,846.23	XPAR
03/07/2023	110,000	53.640875	5,900,496.25	CEUX
03/07/2023	40,000	53.637431	2,145,497.24	TQEX
03/07/2023	38,000	53.640129	2,038,324.90	AQEU
04/07/2023	353,306	53.750249	18,990,285.47	XPAR
04/07/2023	120,000	53.750401	6,450,048.12	CEUX
04/07/2023	32,000	53.750803	1,720,025.70	TQEX
04/07/2023	33,943	53.749801	1,824,429.50	AQEU
05/07/2023	326,796	53.109749	17,356,053.53	XPAR
05/07/2023	150,000	53.040557	7,956,083.55	CEUX
05/07/2023	35,000	53.082309	1,857,880.82	TQEX
05/07/2023	35,000	53.068334	1,857,391.69	AQEU
06/07/2023	312,442	51.633656	16,132,522.75	XPAR
06/07/2023	160,000	51.540855	8,246,536.80	CEUX
06/07/2023	50,000	51.568150	2,578,407.50	TQEX
06/07/2023	39,000	51.709570	2,016,673.23	AQEU
07/07/2023	389,832	51.013703	19,886,773.87	XPAR
07/07/2023	105,000	50.924177	5,347,038.59	CEUX
07/07/2023	39,000	50.948173	1,986,978.75	TQEX
07/07/2023	35,000	50.931881	1,782,615.84	AQEU
Total	2,756,204	52.595494	144,963,910.31

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website:

https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).